Baker Hostetler

Baker & Hostetler LLP

12100 Wilshire Boulevard
15th Floor
Los Angeles, CA 90025-7120

T 310.820.8800
F 310.820.8859
www.bakerlaw.com

Jeffrey P. Berg
jberg@bakerlaw.com

February 28, 2008

VIA EDGAR AND MAIL STOP 6010

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Alan Morris

Re: Searchlight Minerals Corp.
Registration Statement on Form SB-2
Amended June 15, 2007
File No. 333-132929

Dear Sirs:

On behalf of Searchlight Minerals Corp. (the "Company"), we write to inform you that the Company has substituted counsel with respect to the above-referenced Registration Statement. The Company has terminated its relationship with the O'Neill Law Group PLLC and has retained Baker & Hostetler LLP, effective February 21, 2008. Please see the enclosed letter from the Company confirming same. All future correspondence between the Securities and Exchange Commission (the "Commission") and the Company should be addressed to:

Baker & Hostetler LLP
Attention: Jeffrey P. Berg, Esq.
12100 Wilshire Boulevard, 15th Floor
Los Angeles, California 90025

Telephone: (310) 442 – 8850
jberg@bakerlaw.com

The Company intends to file a Form 10-KSB, on or prior to March 30, 2008. In the filing, the Company intends to respond to all of the Commission's comments from the comment letter dated July 17, 2007.

However, before making the filing, the Company will provide Mr. George Schuler at the Commission with various engineering records with the intention of resolving any of the Commission's engineering comments over the phone.

Once the Company is satisfied that it has responded to or is able to satisfy the Commission regarding its comments, the Company will file an amended Registration Statement.

The Commission may also contact any of the following attorneys from our office regarding any matter pertaining to the Company:

Kenneth M.H. Hoff
Telephone: (310) 442 – 8888
khoff@bakerlaw.com

Nina K. Sacks
Telephone: (310) 442 – 8828
nsacks@bakerlaw.com

Christopher P. LeVeque
Telephone: (310) 442 – 8861
cleveque@bakerlaw.com

We look forward to working with you on this matter.

Very truly yours,

Jeffrey P. Berg
of Baker & Hostetler LLP

JPB/bwm
Enclosure
cc: Ian R. McNeil
Carl S. Ager
Melvin L. Williams
Kenneth M.H. Hoff
Nina K. Sacks
Christopher P. LeVeque

O'Neill Law Group PLLC

Stephen F.X. O'Neill*
Christian I. Cu**

435 Martin Street, Suite 1010
Blaine, WA 98230

Telephone: 360-332-3300
Facsimile: 360-332-2291
E-mail: cic@stockslaw.com

File #4415

February 25, 2008

VIA EDGAR

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Dear Sirs:

RE: SEARCHLIGHT MINERALS CORP. (the "Company")
- **File Number 333-132929**
- **Registration Statement on Form SB-2**
- **Original filed April 3, 2006**
- **Amendment 1 filed April 26, 2006; Amendment 2 filed October 30, 2006; Amendment 3 filed June 15, 2007**

Please be advised that we have been substituted as counsel with respect to the above-referenced Registration Statement. The Company has retained Baker & Hostetler LLP, effective February 21, 2008. All future correspondence between the Securities and Exchange Commission and the Company should be addressed to:

Baker & Hostetler LLP
Attention: Jeffrey P. Berg, Esq.
12100 Wilshire Boulevard, 15th Floor
Los Angeles, California 90025

Tel: (310) 442 - 8850
E-mail: jberg@bakerlaw.com

Yours truly,

CHRISTIAN I. CU

CIC/dml

cc: Searchlight Minerals Corp.

\4415\19\2008-02-25.LT SEC_Legal Counsel.doc

SEARCHLIGHT MINERALS

Unearthing Opportunities

February 22, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street NE
Washington, CS 20549

Attention: Alan Morris

RE: CHANGE IN LEGAL COUNSEL REPRESENTING SEARCHLIGHT MINERALS CORP.

Dear Mr. Morris:

Please be advised that we have substituted counsel with respect to the above-referenced Registration Statement. We have terminated our relationship with the O'Neill Law Group PLLC and have retained Baker & Hostetler LLP, effective February 21, 2008. All future correspondence between the Securities and Exchange Commission and us should be addressed to:

Baker & Hostetler LLP
Attention: Jeffrey P. Berg, Esq.
12100 Wilshire Boulevard, 15th Floor
Los Angeles, California 90025

Tel: (310) 442 - 8850
jberg@bakerlaw.com

If you have any questions, please don't hesitate to contact me.

Regards,

Carl Ager
Vice President, Secretary

2441 West Horizon Ridge Parkway, #120 · Henderson, Nevada 89052
p: 702 939 5247 · f: 702 939 5249 · info@searchlightminerals.com · www.searchlightminerals.com